UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 4)

Under the Securities Exchange Act of 1934

Equidyne Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

29442R105

(CUSIP Number)

Thomas Stewens
Member of the Board
Concord Effekten AG
Grosse Gallusstrasse 9, 60311 Frankfurt, Germany
Telephone (0049) 69 50951-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2003

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP NO 29442R105	13D	PAGE 2	OF	4 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Concord Effekten AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		818,189
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

818,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14	TYPE OF REPORTING PERSON

CO

Page 3 of 4 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

This is Amendment No. 4 to the Schedule 13D filed by Concord Effekten AG, a German company (“Concord”), with respect to shares of common stock, par value $0.10 per share (the “Shares”), of Equidyne Corporation (the “Corporation”), which was originally filed on May 23, 2002.

According to the Corporation’s public findings with the Securities and Exchange Commission, the principal executive offices of the Corporation are located at 11300 Sorrento Valley Road, Suite 255, San Diego, California 92121.

ITEM 1.     SECURITY AND ISSUER.

No material change.

ITEM 2.     IDENTITY AND BACKGROUND.

No material change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.     PURPOSE OF TRANSACTION.

No material change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended by adding the following:

On August 29, 2003, MFC Bancorp Ltd. (“MFC) delivered irrevocable notice to Concord that it wishes to exercise its call option to purchase 485,844 Shares from Concord at an exercise price of $0.45 per share pursuant to an agreement dated April 29, 2003 between MFC and Concord.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

No material change.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Concord Effekten AG

By: /s/ Thomas Stewens
(Signature)

Thomas Stewens, Member of the Board
(Name and Title)

By: /s/ Matthias Gutsche
(Signature)

Matthias Gutsche, Head of Legal and Compliance
(Name and Title)

August 29, 2003
(Date)